Exhibit 99.1

Pembina Highlights Growing Momentum with Business Update and Extensive Opportunity Portfolio

All financial figures are approximate and presented in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information, see "Non-GAAP Measures" herein.

CALGARY, AB, June 14, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) today announced a mid-year business update, including delineation of its extensive runway of development opportunities, which collectively highlight the Company's strong momentum as it builds one of the largest and most integrated midstream energy companies in North America.

Highlights

  Volumes across the Pipelines and Facilities divisions have continued to grow steadily in 2021, exceeding pre-COVID levels
  Over $400 million of assets placed into service so far in 2021, including Prince Rupert Terminal ("PRT"), a northeast British Columbia ("NEBC") terminal and the expansion of the Vancouver Wharves terminal (the "Vancouver Wharves Expansion"), with another approximately $1 billion currently under construction
  Reactivation of the Phase IX Peace Pipeline Expansion ("Phase IX")
  Over $7 billion of accretive projects identified and in various stages of development to be pursued by Pembina alone, or upon combination with Inter Pipeline Ltd. ("Inter Pipeline")
  Formation of Chinook Pathways Partnership to support Western Indigenous Pipeline Group to pursue ownership of Trans Mountain Pipeline
  Partnership with the Haisla Nation in the development of Cedar LNG

Executive Commentary

Mick Dilger, Pembina's President and Chief Executive Officer, commented: "As a reflection of our confidence in improving market fundamentals and our strong competitive position, as evidenced by volumes on most of our systems exceeding pre-COVID levels, we are excited to delineate the extensive runway of development opportunities we see in front of us. With the opportunities that lie ahead, Pembina remains confident in the work it is doing to create an integrated, diversified and global energy platform and the combination with Inter Pipeline further advances this objective – one that will serve as a strong foundation benefitting the entire Canadian energy sector. As the needs of our customers, investors, communities and employees, as well as the global energy landscape, change, Pembina is committed to helping all our stakeholders take advantage of opportunities for sustainable and long-lasting growth."

Mr. Dilger added, "Throughout its history, Pembina has had an unwavering focus on developing meaningful relationships and creating value for all stakeholders. We could not be prouder of our partnerships with both the Haisla Nation and the Western Indigenous Pipeline Group. Pembina believes that the future of Canada's energy sector development is inextricably linked to meaningful partnerships and commercial relationships with Indigenous communities. We see an important role for our Company to play in advancing Indigenous economic reconciliation in Canada."

Business Update

Activity in the Western Canadian Sedimentary Basin continues to benefit from strengthening commodity prices across all the products within Pembina's integrated value chain – crude oil, condensate, natural gas, and natural gas liquids ("NGL"). Notably, there were 49 active rigs in Alberta and British Columbia for the month of May, representing an approximately 155 percent increase from the same time last year.

As a result of significantly higher energy prices, Pembina has seen continued strength and recovery in its conventional pipelines business. Physical throughput for the second quarter of 2021 is expected to be approximately three percent higher than the first quarter of 2021 and in-line with pre-COVID levels. Further, Pembina is forecasting continued growth in physical volumes on its conventional pipelines for the remainder of the year. Higher physical volumes are being driven primarily by increased capacity utilization on the Peace and Northern systems, in addition to increased volumes on the Drayton Valley system.

Pembina has also seen strong demand on Cochin Pipeline ("Cochin"). Physical throughput in April averaged over 100,000 barrels per day ("bpd"), which represents one of the highest average volume months in Cochin's history. The increased volume is a result of the recent debottleneck completed since Pembina acquired Cochin in late-2019, which proved up an incremental approximately 15,000 bpd of capacity with no associated capital cost. Pembina expects to see continued strong year-over-year demand and volumes in excess of assumptions made at the time of the acquiring Cochin.

Similarly, in Pembina's gas services business, volumes are exceeding pre-COVID levels, and Pembina is expecting to finish the year with record average physical volumes. Year-to-date, Veresen Midstream's physical throughput has exceeded the budget forecast at all of its facilities. With strong commodity prices, Veresen Midstream continues to expect robust activity in the Montney for the remainder of the year. Higher inlet gas volumes have resulted in more processed liquids for Pembina's value chain, while lowering per unit operating costs for all customers. Pembina has observed that as a result of strong AECO and Chicago natural gas pricing, in addition to increases in liquids pricing, producers have shifted to higher rate natural gas-weighted, liquids-rich wells.

With higher Pembina and third-party gas processing volumes, Pembina is seeing increasing demand for its integrated NGL value chain, with facilities at the Redwater Complex operating at record utilization and throughput.  As a result of high customer demand for fractionation and rail services, Pembina is accelerating its evaluation of a fourth propane-plus fractionation facility, as discussed further below.

In addition to continued volume growth, Pembina has placed over $400 million of new projects into service so far in 2021:

  Pembina recently placed into service its first marine export facility, PRT, on Watson Island, British Columbia. The start-up of PRT is a major step in providing market diversity and helping add incremental value to western Canadian hydrocarbons. Since being placed into service, Pembina has safely loaded seven vessels, with exports of propane to international markets approaching one million barrels, exceeding our commissioning volume expectations for our customers.
  In February, a new northeast British Columbia terminal (the "NEBC Montney Infrastructure" project), which connects to Pembina's NEBC Pipeline system, was placed into service. These assets are supported by long-term cost-of-service arrangements with an investment grade counterparty.
  In late-May, the Company placed the Vancouver Wharves Expansion into service. The expansion added 200,000 barrels of additional refined product storage and enhancements to the railcar unloading capabilities. Volumes for Vancouver Wharves are loaded on railcars at Pembina's Redwater Complex, representing another example of Pembina's strategy coming to fruition. Vancouver Wharves Expansion is supported by a 20-year, take-or-pay off-take agreement with an Asian-based, investment grade counterparty.

Pembina anticipates providing an update to its 2021 financial guidance upon completion of its six-month actual plus six-month forecast, in the normal course.

Secured and Deferred Projects

Phase IX Peace Pipeline Expansion

Pembina is reactivating the previously deferred Phase IX, which will add capacity in the northwest Alberta to Gordondale, Alberta corridor to accommodate increased activity in the NEBC Montney play. As was the case with the previously announced reactivation of the Phase VII Peace Pipeline Expansion ("Phase VII"), Pembina's decision to re-commence construction of Phase IX was based on extensive discussions with its producing customers, validating long-term development plans and leading to a clear understanding and consensus regarding their need for future intra-basin transportation. These discussions confirmed both the need for, and the timing of Phase IX.

Phase IX will include new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station.  In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines, furthering Pembina's goal of full product segregation across the Peace Pipeline system. Phase IX also now includes a pump station, in the Wapiti-to-Kakwa corridor, that is partially complete and was previously part of the Phase VII project scope. This pump station will help accommodate increased and sustained demand for NGL service also due to increased activity in the Montney.

Phase IX is supported by 10-year contracts, with predominantly investment grade counterparties, including significant take-or-pay provisions. The project has a revised estimated cost of approximately $120 million, which reflects the addition of the Wapiti-to-Kakwa corridor pump station offset by cost savings identified through value engineering. Phase IX is anticipated to be placed into service throughout the second half of 2022, subject to regulatory and environmental approvals. The reactivation of Phase IX, and potentially the Phase VIII Peace Pipeline Expansion ("Phase VIII"), will have a minimal impact on Pembina's 2021 capital program.

Phase VIII Expansion

The previously announced Phase VIII, although having received all regulatory approvals, remains deferred. Initial contracts supporting the project remain intact and the customers continue to signal plans which will necessitate the incremental capacity. Value engineering work is ongoing, and Pembina continues to evaluate this project in discussions with its producing customers with a reactivation decision expected in the second half of 2021.

In support of Phase IX and the potential reactivation of Phase VIII, Pembina has entered into an exclusivity agreement with, and concurrently provided an irrevocable offer for, midstream services to a premiere NEBC Montney producer. The exclusivity agreement provides a bridge to negotiation of definitive agreements for transportation and fractionation ("T&F") of a material volume of liquids and NGL mix from certain NEBC Montney lands. Pembina and the producer will work together over the next few months to develop and execute definitive agreements by the end of 2021. All new firm T&F services provided under the proposed arrangement would be supported by long-term, take-or-pay agreements. Prior to deferral, Phase VIII had an associated capital cost of approximately $500 million but Pembina expects this level of investment to decrease given cost and scope improvements.

Prince Rupert Terminal Expansion

Pembina is continuing to evaluate expansion of PRT up to approximately 45,000 bpd. Incremental propane supply available under the proposed combination with Inter Pipeline would further support this expansion given substantial incremental proprietary natural gas liquids supply. Project engineering is well advanced, including an alternative for larger vessels and butane export, and a final investment decision is expected in the second half of 2021.

Project Backlog

On a standalone basis, Pembina's backlog of new projects stood in excess of $4 billion across numerous value chains. The industrial logic of the combination with Inter Pipeline enhances the probability as well as the profitability of a number of capital investment opportunities, many of which each company was pursuing independently.

Readily Actionable Upon Closing of Inter Pipeline -~$450 million (Estimated Adjusted EBITDA Multiple of 4-5x)

  Cochrane Straddle Plant – Connecting Inter Pipeline's Cochrane Straddle plant to Pembina's Brazeau NGL Pipeline system, would enable the propane-plus liquids stream to be transported and processed with Pembina infrastructure, and ultimately be available to connect to Inter Pipeline's Heartland Petrochemical Complex ("HPC"), Pembina's Redwater Complex, or PRT as noted elsewhere in this document.
  Butane Splitter – The combined businesses would provide a critical scale supply of butane to support the development of a butane splitter in Fort Saskatchewan. Front end engineering and design ("FEED") of the butane splitter project is nearing completion.

Potential New Projects -~$6.0 billion (Estimated Adjusted EBITDA Multiple of 5-7x)

Beyond the readily actionable opportunities above, an extensive list of opportunities is being advanced and refined including, amongst others, the following:

  Redwater IV – As a result of high customer demand for Redwater Complex fractionation and rail services, Pembina is accelerating its evaluation of a fourth propane-plus fractionation facility ("RFS IV") at its Redwater Complex. Incremental volumes available through the Cochrane Straddle connection, discussed above, would support the need for this project. We estimate a capital investment of approximately $350 million for RFS IV.
  Alkylation Facility – Integration of an alkylation facility downstream of the butane splitter in Fort Saskatchewan, capable of producing high-octane gasoline blend stock using the alky feed from Inter Pipeline's Redwater facility, is at the pre-FEED stage with a preliminary capital investment estimate of $400 million.
  Cochin Pipeline Expansion – With the initial debottleneck complete, Pembina continues to evaluate the option to expand Cochin by up to an additional 35,000 bpd, to a total capacity of 150,000 bpd, at preliminary capital investment of $100 million. One such opportunity is the development of a project to connect the Aux Sable Channahon Facility ("Channahon") to Pembina's Cochin Pipeline. The new approximately $40 million pipeline aims to improve shipper netbacks by providing a reliable, low-cost transportation option for condensate produced at Channahon that is currently being trucked or railed. By reintroducing Aux Sable condensate back into Pembina's value chain, the Company would be able to provide an integrated solution for current and future mid-west United States condensate shippers.
  Cogeneration – Pembina is pursuing additional cogeneration projects at both its Duvernay Complex and Veresen Midstream's Hythe facility. Each new cogeneration facility will use natural gas to generate approximately 30 to 45 megawatts of electrical power, thereby reducing overall operating costs by providing power and heat while shielding Pembina's customers from volatility in power prices and uncertainty in the power market. These facilities also reduce energy use by capturing waste heat, resulting in a significant reduction in greenhouse gas emissions. The expected capital cost of each cogeneration project will vary based on the size and scope of each facility.
  Cedar LNG – an approximately $1.5 billion (net to Pembina) floating LNG facility in partnership with the Haisla First Nation, as discussed further below.

PDH/PP Petrochemical Complex

As highlighted in the recent announcement of Pembina's proposed combination with Inter Pipeline, by combining Inter Pipeline's HPC with Pembina's industry-leading 60,000 bpd of propane supply infrastructure in Fort Saskatchewan, long-term supply risk for HPC would be eliminated, while further improving the possibility of a second such facility.

Globally, petrochemical infrastructure tends to cluster with multiple facilities taking advantage of shared infrastructure and feedstock. With this in mind, Pembina has undertaken a preliminary evaluation of the synergies that may be available to the combined entity through the development of a second facility and has identified approximately $200 million of capital cost savings and approximately $100 million of annual operating, general and administrative expense savings compared to building a single stand-alone facility. In addition, Pembina and its partner safeguarded a $400 million investment in their previous project, including finishing several long-lead equipment orders that remain in storage. Pembina will continue to carefully consider possible next steps to progress further petrochemical infrastructure opportunities. A second facility would be incremental to the $6 billion of combined development opportunities described above.

ESG Centric Investments

Investments to reduce the emissions intensity of each business Pembina operates

Pembina has committed to reducing the greenhouse gas intensity of each business it operates and by the end of 2021 will have taken concrete action in this area and published five-year emissions reduction targets. Investments which could contribute to achieving these targets include:

  In addition to cogeneration facilities at the Empress and Duvernay facilities, the Company continues to evaluate additional potential cogeneration projects at its other facilities, including those of Inter Pipeline;
  Incremental renewable power agreements across our business similar to the previously announced transaction with Trans Alta; and
  Pilot projects for carbon capture and sequestration at Pembina's Redwater, Kakwa River and Hythe facilities are under evaluation.

Indigenous Partnerships

Cedar LNG

The Haisla Nation and Pembina recently announced a partnership agreement whereby Pembina will become the Haisla Nation's partner in the development of the proposed Cedar LNG project. Cedar LNG is strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing liquefied natural gas ("LNG") infrastructure to produce industry-leading low-carbon, low-cost Canadian LNG for overseas markets. Cedar LNG will be the largest First Nation-owned infrastructure project in Canada and will have one of the cleanest environmental profiles in the world.

Cedar LNG is expected have a liquefaction capacity of approximately three million tonnes per annum of LNG and will source natural gas from the prolific Montney resource play in northeast British Columbia. Cedar LNG will largely target the Asia-Pacific market to maximize the project's geographic shipping advantage compared to U.S. Gulf Coast LNG projects, which are subject to the high costs and risks of transiting the Panama Canal. Cedar LNG's low-cost value chain, combined with its low emissions intensity, positions it favorably to deliver to Asian countries with large energy needs and aggressive emissions reduction targets. Cedar LNG provides a connection for Western Canadian Sedimentary Basin natural gas to international markets and will contribute to the displacement of coal as an energy source in Asia.

Chinook Pathways

Pembina is proud to have been chosen by the Western Indigenous Pipeline Group ("WIPG") to be the industry partner in the formation of Chinook Pathways Partnership ("Chinook Pathways"). Chinook Pathways is an Indigenous-led partnership working to organize a significant number of First Nation communities to pursue ownership of the Trans Mountain Pipeline following completion of the construction of the Trans Mountain Expansion.

Mick Dilger, Pembina's President and Chief Executive Officer, commented, "The relationships between Pembina and many of the First Nations within WIPG is a decade in the making. This is how projects like this, and our Cedar LNG partnership, happen – after years of relationship building with the communities that live and work in these areas. We are proud to have been chosen by WIPG, and as the most impacted Nations we believe they are amongst a larger group of rightful owners. We are proud to support WIPG in their goal of acquiring Trans Mountain."

For Pembina, the formation of Chinook Pathways is an important step in the process of evaluating an asset which we have previously and consistently indicated is a good strategic fit - under the right circumstances. As we continue to evaluate the merits of a potential investment, the key parameters for Pembina include, among others, the construction of the Trans Mountain Expansion being fully de-risked, compliance with Pembina's financial guardrails, including a strong BBB credit rating, and the investment creating significant value for  investors. Pembina's ability to finance its share of this potential investment becomes even stronger following a combination with Inter Pipeline, both through significant discretionary cash flow and additional opportunities for capital recycling and third-party capital.

"We will continue to build our partner consortium while the pipeline is being completed, and take it from there," added Mr. Dilger.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the expected timing thereof; Pembina's capital allocation plans and the expected impact of certain projects on its 2021 capital program; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, new, reactivated and deferred projects, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; the expected timing of the reactivation decision with respect to Phase VIII; expectations about industry activities and development opportunities; expectations about future growth opportunities and the demand for our services; expectations regarding Pembina's new project portfolio, including the specific projects included therein and the estimated capital costs thereof; expectations regarding the proposed acquisition of Inter Pipeline, including the anticipated benefits thereof to Pembina; expectations regarding the proposed Cedar LNG project; expected volumes across Pembina's conventional pipelines business and on the Cochin Pipeline; expected gas processing volumes; and expectations regarding power supply and consumption at the Duvernay Co-generation Facility.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: that favourable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of Pembina to maintain favourable credit ratings; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; the ability of Pembina and Inter Pipeline to satisfy the conditions to closing of the proposed acquisition of Inter Pipeline by Pembina in a timely manner and on acceptable terms; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the impact of competitive entities and pricing; reliance on key relationships and agreements; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the ability of Pembina and Inter Pipeline to satisfy, in a timely manner, the conditions to the closing of the proposed acquisition of Inter Pipeline by Pembina; the failure to realize the anticipated benefits or synergies of the proposed acquisition of Inter Pipeline by Pembina following closing due to integration issues or otherwise; the regulatory environment and decisions and Indigenous and landowner consultation requirements; actions by governmental or regulatory authorities, including changes in tax laws and treatment; changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; lower than anticipated results of operations and accretion from Pembina's business initiatives; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), which does not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since this non-GAAP financial measure does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that this non-GAAP financial measure be clearly defined, qualified and reconciled to the most directly comparable GAAP measure. This non-GAAP measure is calculated and disclosed on a consistent basis from period to period.

Specific adjusting items may only be relevant in certain periods. The intent of this non-GAAP measure is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measure does not have any standardized meaning under IFRS. The measure should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as an alternative to earnings or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the three months ended March 31, 2021, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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For further information: Pembina Pipeline: Investor Relations: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 19:22e 14-JUN-21